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EXHIBIT 11.1

WESTFIELD AMERICA, INC.
COMPUTATION OF PER SHARE EARNINGS
For the Three Months Ended June 30, 2001
(Amounts In Thousands Except Per Share Amounts)

			Days Outstanding	Weighted Average Shares Outstanding
Average share price for three months ended June 30, 2001(1)		$16.18
BASIC
Common shares outstanding:
As of April 1, 2001	73,355		91	73,355
Issued June 29, 2001	5,266		2	116

Total weighed average shares outstanding				73,471
Net income				(6,892)
Less dividends on preferred shares:
Series A		$2,187
Series B		671
Series C		1,594
Series C-1		531
Series C-2		531
Series D		2,656
Series D-1		531
Series E		1,828		(10,529)

Net income allocable to common shares				$(17,421)

Basic earnings per share amount				$(0.24)

DILUTED
Common shares outstanding:				73,471
1996 Warrants:

EXHIBIT 11.1 (Continued)

		Days Outstanding	Weighted Average Shares Outstanding
Investor Unit Rights:
Units Issued 12/9/98	978	91	978
Units Issued 1/1/99	1,186	91	1,186

Common equivalent shares			2,164

Weighted average common and common equivalent shares			75,635

Net income			$(6,892)
Add net income (loss) allocable to investor unit rights			(666)
Less net income allocable to preferred shares			(10,529)

Net income allocable to common shares			$(18,087)

Diluted earnings per share amount			$(0.24)

Note—The Company's preferred shares, Partnership Preferred Units, Independence Partnership Units, shares issuable under the subscription agreement and warrants were not included in the earnings per share calculation as their effect is antidilutive.

(1)
The share price used for the EPS calculation is based on the average daily closing market price of the Company's common stock as reported by the New York Stock Exchange.

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EXHIBIT 11.1
WESTFIELD AMERICA, INC. COMPUTATION OF PER SHARE EARNINGS For the Three Months Ended June 30, 2001 (Amounts In Thousands Except Per Share Amounts)